FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	March 2010
Commission File Number:	000-50422

AMADOR GOLD CORP.
(Exact Name of Registrant, as Specified in its Charter)
711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               ☐                                No               ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-____________

Table of Contents

Document 1	News Release dated March 4, 2010
Document 2	Material Change Report dated March 4, 2010

Document 1

#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: March 4, 2010	TSX-V:AGX

Amador Gold drills 0.50 m of 9.93 g/t Au at Horwood

AMADOR GOLD CORP. (TSX-V: AGX) announces the results of 2009 diamond drilling on its wholly owned Horwood Property in the West Timmins gold district. The property is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of a recent major gold discovery made by Lakeshore Gold Corp and West Timmins Mining Inc.

“We are happy to report the initial results from the latest drilling on the Horwood Gold Project.  Our top priority continues to be the high-grade RHB zone, for which we have new geophysical data to aid in the preparation of the next drill program,” comments Company President, Richard Hughes.  “A number of targets have since then been identified and will be tested in the upcoming second phase of drilling.”

Highlights from the 14 drill hole 1900 meter drill program completed during November and December 2009 include 9.93 g\t gold over 0.50m in drill hole H09-04and 4.89 g\t gold over 0.80m in drill hole H09-06 from the Labbe zone. Earlier grab samples from the Labbe #1 Zone has returned two samples with assays of 28.8 g/t and 26.4 g/t gold.  A full table of results is available at the end of the release as well as on the Company’s website.

Diamond drilling below an earlier intersection of 12.35 g\t gold over 2.4 meters intersected 1.42 g\t gold over 0.9m,from 204.20 to 205.10 meters and 1.71 g/t over 0.4 meters from 154.30 to 154.70 meters. Both intercepts occur within silicified shear zones.  2008 diamond drilling from AGX-12 within the Gabbro Zone intersected visible gold in a narrow quartz vein and returned 29.4 g\t gold over 0.4m from 24.0 to 24.4m.

Soil gas and MMI test geochemical surveys completed over the Haddington and Labbe showings returned anomalous gold indicators.  The porphyry intersected in the Labbe zone possesses widespread, anomalous gold values.  A compilation of all drilling down on the Labbe zone is underway to evaluate the structure controlling gold mineralization.

RHB Zone Update:

Geophysical surveys have been completed over the RHB zone. Magnetic VLF-EM and induced polarization (IP) surveys completed and are currently being evaluated and have already identified numerous drill targets.  An IP survey has located other anomalies which may host favourable structures mineralization. The geophysical surveys as well as the geochemical survey are also being evaluated for potential targets.  The Company expects to release proposed drill plans for the RHB zone in the near future.

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory and the other half retained for future reference. Core samples are routinely analyzed for gold using standard fire assay using 30 gram aliquot with atomic absorption finish.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.  These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information
Corporate Inquiries:	Kevin Hull or Alan Campbell, Investor Relations
Phone:	(604) 685-2222
Email:	info@amadorgold.com
Website:	www.amadorgoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change – 4 March, 2010.

Item 3.	News Release – News Release issued 4 March, 2010 at Vancouver, BC.

Item 4.	Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) – announces the results of 2009 diamond drilling on its wholly owned Horwood Property in the West Timmins gold district.

Item 5.
Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) – announces the results of 2009 diamond drilling on its wholly owned Horwood Property in the West Timmins gold district. The property is located along a splay off the Destor-Porcupine Fault, the Hardiman Bay Fault, approximately 60 km southwest of a recent major gold discovery made by Lakeshore Gold Corp and West Timmins Mining Inc.

“We are happy to report the initial results from the latest drilling on the Horwood Gold Project.  Our top priority continues to be the high-grade RHB zone, for which we have new geophysical data to aid in the preparation of the next drill program,” comments Company President, Richard Hughes.  “A number of targets have since then been identified and will be tested in the upcoming second phase of drilling.”

Highlights from the 14 drill hole 1900 meter drill program completed during November and December 2009 include 9.93 g\t gold over 0.50m in drill hole H09-04and 4.89 g\t gold over 0.80m in drill hole H09-06 from the Labbe zone. Earlier grab samples from the Labbe #1 Zone has returned two samples with assays of 28.8 g/t and 26.4 g/t gold.  A full table of results is available at the end of the release as well as on the Company’s website.

Diamond drilling below an earlier intersection of 12.35 g\t gold over 2.4 meters intersected 1.42 g\t gold over 0.9m,from 204.20 to 205.10 meters and 1.71 g/t over 0.4 meters from 154.30 to 154.70 meters. Both intercepts occur within silicified shear zones.  2008 diamond drilling from AGX-12 within the Gabbro Zone intersected visible gold in a narrow quartz vein and returned 29.4 g\t gold over 0.4m from 24.0 to 24.4m.

Soil gas and MMI test geochemical surveys completed over the Haddington and Labbe showings returned anomalous gold indicators.  The porphyry intersected in the Labbe zone possesses widespread, anomalous gold values.  A compilation of all drilling down on the Labbe zone is underway to evaluate the structure controlling gold mineralization.

RHB Zone Update:

Geophysical surveys have been completed over the RHB zone. Magnetic VLF-EM and induced polarization (IP) surveys completed and are currently being evaluated and have already identified numerous drill targets.  An IP survey has located other anomalies which may host favourable structures mineralization. The geophysical surveys as well as the geochemical survey are also being evaluated for potential targets.  The Company expects to release proposed drill plans for the RHB zone in the near future.

A rigorous quality assurance program is employed which includes the insertion of standards and blanks for each batch of samples. Samples of the NQ size drill core are sawed in half, with one-half sent to a commercial laboratory and the other half retained for future reference. Core samples are routinely analyzed for gold using standard fire assay using 30 gram aliquot with atomic absorption finish.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.	Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report – Dated at Vancouver, British Columbia, this 4th day of March 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)

Date: March 9, 2010	By: /s/ Diana Mark Diana Mark, Assistant Corporate Secretary